(AIG Letterhead)

April 18, 2012

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 001-08787

Dear Mr. Rosenberg:

We are in receipt of your letter dated April 5, 2012 with respect to American International Group, Inc.’s (“AIG”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (“Form 10-K”). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.

AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have repeated your comments below to facilitate your review.

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General

1.	We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

AIG Response

AIG acknowledges your comment.

Mr. Jim B. Rosenberg	Page 2
Securities and Exchange Commission

Risk Factors

If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data…, page 41

2.	We note that you disclose that your systems could be subject to unauthorized access, systems failures and disruptions. Please tell us whether you have experienced attacks, unauthorized access, systems failures and disruptions in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

AIG Response

Like other global companies, AIG has experienced threats to its data and systems, including malware and computer virus attacks, unauthorized access, systems failures and disruptions. The nature of these incidents is not unique to AIG; they have been similar to those that have occurred and would be expected to occur with any large multi-national company. None of the incidents to date, nor the costs or other consequences associated with such incidents, has materially affected AIG’s business or consolidated financial position or results of operations. In cases involving unauthorized access to personal information, AIG has provided notice to affected individuals and appropriate government agencies pursuant to applicable law. AIG has procedures in place to help ensure that risk incidents involving electronic data systems and confidential information are reviewed by appropriate personnel within the company. These procedures provide a means for AIG to consider whether disclosure regarding such incidents would be warranted. Based on these procedures and in light of its experience to date, AIG does not believe that disclosure of the specific facts and circumstances of the incidents to date would provide useful context to its risk factor disclosures.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook

SunAmerica

Interest Crediting Rates, page 58

3.	Please provide us proposed disclosure to be included in future periodic reports regarding management’s current plans to mitigate the effect of the low interest rate environment that provides specificity as to how this will be accomplished though your asset-liability management process, product design elements, and crediting rate strategies. In addition, since the Federal Reserve Board recently announced that it plans to keep interest rates low until at least through late 2014, please quantify the expected impact that low rates will have on pretax earnings in future periods.

AIG Response

AIG proposes to expand its disclosure on its plans to mitigate the effect of the low interest rate environment in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (First Quarter Form 10-Q) and, as relevant, in subsequent filings, to read in its entirety as follows:

Mr. Jim B. Rosenberg	Page 3
Securities and Exchange Commission

The contractual provisions for renewal of crediting rates and guaranteed minimum crediting rates included in SunAmerica products may have the effect, in a continued low interest rate environment, of reducing SunAmerica’s spreads and thus reducing future profitability. SunAmerica partially mitigates this interest rate risk through its asset-liability management process, product design elements, and crediting rate strategies. A prolonged low interest rate environment may, nevertheless, negatively affect spreads on interest-sensitive business.

As of March 31, 2012, the majority of assets backing insurance liabilities consisted of intermediate- and long-term fixed maturity securities. SunAmerica generally purchases assets with the intent of matching expected maturities of the insurance liabilities. An extended low interest rate environment may result in a lengthening of maturities from initial estimates, primarily due to lower lapses. Risk–weighted opportunistic investments in structured securities continue to be made to improve yields, increase net investment income and help to offset the impact of the lower interest rate environment.

SunAmerica’s annuity and universal life products were designed with contractual provisions that allow crediting rates to be re-set at pre-established intervals subject to minimum crediting rate guarantees. Therefore, on new business currently written, as well as on in-force business above minimum guarantees, SunAmerica has adjusted, and will continue to adjust, crediting rates in order to maintain targeted interest rate spreads.

New fixed annuity sales have declined in the first quarter of 2012 relative to the same period in the prior year, as consumers appeared to have been more reluctant to purchase such annuities at the relatively lower crediting rates offered. However, even in the current interest rate environment, SunAmerica continues to pursue new sales at targeted interest rate spreads. These annuity products generally have minimum interest rate guarantees at 1 percent. Universal life insurance interest rate guarantees are generally 2 percent to 3 percent on new (non-indexed) products and 1 percent on new indexed products, and are designed to be sufficient to meet targeted interest spreads when considering the returns of invested proceeds.

As a result of these actions, SunAmerica estimates that if interest rates remain at or near current levels through the end of 2013, full year 2012 and 2013 pre-tax operating income will not be materially impacted.

As indicated in the table below, approximately XX percent of SunAmerica’s annuity and universal life account values are at their minimum crediting rates as of March 31, 2012. These products have minimum guaranteed interest rates as of March 31, 2012 ranging from 1.0 percent to 5.5 percent, with the higher rates generally representing older product guarantees.

Mr. Jim B. Rosenberg	Page 4
Securities and Exchange Commission

The following table presents account values by range of current minimum guaranteed interest rates and current crediting rates for SunAmerica’s universal life and deferred fixed annuity products:

March 31, 2012	Current Crediting Rates

Contractual Minimum Guaranteed Interest Rate Account Values (in millions)	At Contractual Minimum Guarantee	1-50 Basis Points Above Minimum Guarantee	More than 50 Basis Points Above Minimum Guarantee	Total
Universal life insurance
1%	—	—	—	—
> 1% – 2%	—	—	—	—
> 2% – 3%	—	—	—	—
> 3% – 4%	—	—	—	—
> 4% – 5%	—	—	—	—
> 5% – 5.5%	—	—	—	—
Subtotal	—	—	—	—
Fixed annuities
1%	—	—	—	—
> 1% – 2%	—	—	—	—
> 2% – 3%	—	—	—	—
> 3% – 4%	—	—	—	—
> 4% – 5%	—	—	—	—
> 5% – 5.5%	—	—	—	—
Subtotal	—	—	—	—
Total	—	—	—	—
Percentage of total	%	%	%	%

In addition to the products discussed above, certain traditional long-duration products for which SunAmerica does not have the ability to adjust interest rates, such as payout annuities, are exposed to reduced earnings and potential losses in a prolonged low interest rate environment.

Capital Resources and Liquidity

Liquidity of Parent and Subsidiaries

Uses of Liquidity, page 126

4.	Please expand your disclosure to disclose the Specified Minimum Percentage of your Company Action Level RBC for both Chartis and SunAmerica throughout your description of the CMAs. Please clarify that this Specified Minimum Percentage of your Company Action Level RBC may trigger either a dividend from the operating company or a contribution from AIG. Please also clarify when the respective dividends and contributions may each occur. Please disclose the net aggregate amounts paid or received by AIG from each of Chartis and SunAmerica in the fiscal year ended December 31, 2011.

Mr. Jim B. Rosenberg	Page 5
Securities and Exchange Commission

AIG Response

AIG proposes to expand its disclosure on the Chartis CMAs in the First Quarter Form 10-Q and, as relevant, in subsequent filings, to read in its entirety as follows:

In February 2011, AIG entered into CMAs with certain Chartis domestic property and casualty insurance companies. Among other things, the CMAs provide that AIG will maintain the total adjusted capital of these Chartis insurance companies at or above a specified minimum percentage of the companies’ projected total authorized control level Risk-Based Capital (RBC) (as defined by National Association of Insurance Commissioners (NAIC) guidelines and determined based on the companies’ statutory financial statements). As a result, the CMAs provide that if the total adjusted capital of these Chartis insurance companies falls below the specified minimum percentage of their respective total authorized control level RBCs, AIG will contribute cash or other instruments admissible under applicable regulations to these Chartis insurance companies in the amount necessary to increase total adjusted capital to a level at least equal to such specified minimum percentage. Any required contribution under the CMAs would generally be made during the second and fourth quarters of each year; however, AIG may also make contributions in such amounts and at such times as it deems appropriate. In addition, the CMAs provide that if the total adjusted capital of these Chartis insurance companies is in excess of that same specified minimum percentage of their respective total authorized control level RBCs, subject to board approval, the companies would declare and pay ordinary dividends to their respective equity holders up to an amount that is the lesser of (i) the amount necessary to reduce projected or actual total adjusted capital to a level equal to or not materially greater than such specified minimum percentage or (ii) the maximum amount of ordinary dividends permitted under applicable insurance law. The CMAs do not prohibit, however, the payment of extraordinary dividends, subject to board or regulatory approval, to reduce projected or actual total adjusted capital to a level equal to or not materially greater than the specified minimum percentage. Any required dividend under the CMAs would generally be made on a quarterly basis. As structured, the CMAs contemplate that the specified minimum percentage would be reviewed and agreed upon at least annually. The initial specified minimum percentage was 425 percent. For the year ended December 31, 2011, AIG received a total of approximately $1.2 billion in dividends from Chartis and made no contributions to Chartis under the CMAs.

In February 2012, AIG, Chartis and certain Chartis domestic property and casualty insurance companies entered into a new, single CMA, which replaces the CMAs entered into in February 2011. The new CMA is structured similarly to the CMAs that it replaces, except that under the new CMA, the total adjusted capital and total authorized control level RBC of these Chartis insurance companies are measured as a group (the Fleet) rather than on an individual company basis. As a result, the new CMA provides that AIG will maintain the total adjusted capital of the Fleet at or above a specified minimum percentage of the Fleet’s projected total authorized control level RBC. The initial specified minimum percentage is 350 percent. For the three months ended March 31, 2012, AIG received a total of approximately $1.0 billion in dividends from Chartis and made no contributions to Chartis under the new CMA.

AIG proposes to expand its disclosure on the SunAmerica CMAs in the First Quarter Form 10-Q and, as relevant, in subsequent filings, to read in its entirety as follows:

In March 2011, AIG entered into CMAs with certain SunAmerica insurance companies. Among other things, the CMAs provide that AIG will maintain the total adjusted capital of these SunAmerica insurance companies at or above a specified minimum percentage of the companies’ projected

Mr. Jim B. Rosenberg	Page 6
Securities and Exchange Commission

company action level RBCs. As a result, the CMAs provide that if the total adjusted capital of these SunAmerica insurance companies falls below the specified minimum percentage of their respective company action level RBCs, AIG will contribute cash or instruments admissible under applicable regulations to these SunAmerica insurance companies in the amount necessary to increase total adjusted capital to a level at least equal to such specified minimum percentage. Any required contribution under the CMAs would generally be made during the second and fourth quarters of each year; however, AIG may also make contributions in such amounts and at such times as it deems appropriate. In addition, the CMAs provide that if the total adjusted capital of these SunAmerica insurance companies is in excess of that same specified minimum percentage of their respective total company action level RBCs, subject to board approval, the companies would declare and pay ordinary dividends to their respective equity holders up to an amount that is the lesser of (i) the amount necessary to reduce projected or actual total adjusted capital to a level equal to or not materially greater than such specified minimum percentage or (ii) the maximum amount of ordinary dividends permitted under applicable insurance law. The CMAs do not prohibit, however, the payment of extraordinary dividends, subject to board or regulatory approval, to reduce projected or actual total adjusted capital to a level equal to or not materially greater than the specified minimum percentage. Any required dividend under the CMAs would generally be made on a quarterly basis. As structured, the CMAs contemplate that the specified minimum percentage would be reviewed and agreed upon at least annually. The initial specified minimum percentage was 350 percent, except for the CMA with AGC Life Insurance Company, which had a specified minimum percentage of 250 percent. For the year ended December 31, 2011, AIG received a total of approximately $1.4 billion in note repayments from SunAmerica and made no contributions to SunAmerica under the CMAs. For the three months ended March 31, 2012, AIG received a total of approximately $1.6 billion in note repayments from SunAmerica and made no contributions to SunAmerica under the CMAs. Effective March 30, 2012, the specified minimum percentage increased from 350 percent to 435 percent, except for the CMA with AGC Life Insurance Company, where the specified minimum percentage remained at 250 percent.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours, /s/ Kathleen E. Shannon Kathleen E. Shannon Senior Vice President and Deputy General Counsel